INVEST IN **AFRICA EATS**

For-profit solutions to hunger and poverty in Africa



africaeats.com Seattle, WA









Food & Beverage | Minority Founder | Service | Infrastructure & Construction

Highlights

1. Your investment can help to feed Africa, not as charity but by building the food supply chain
2. That food is grown by "smallholder" farmers, doubling their incomes, ending their poverty
3. Aggregate revenues across Africa Eats companies exceeded $36 million in 2023
4. Those revenues have grown by more than 50% per year, every year over the past decade
5. To continue that growth, we are helping these companies list on the public stock markets in Africa
6. That will help them raise enough money to keep up this fast

 That will help them raise enough money to keep up this fast pace of growth

7 That will provide you a way to invest to further lower hunger and poverty

Featured Investor



Rex Wardlaw
Syndicate Lead

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Invested $15,000 ⓘ

"Investing in Africa Eats is a direct way to support African entrepreneurs who are reducing food scarcity by improving food quality and offering healthy nutritious options to Africans. The rapid growth experienced by this company is a testament to both the burgeoning consumer demand and ability to scale up to meet the increased demand. Continued growth requires additional investment, which provides a true opportunity to invest directly in the economic growth that is happening in Africa today."

Our Team



Luni Libes Co-founder & CEO

30+ year serial entrepreneur. Founder of Fledge, a global network of business accelerators. Author of "The Next Step" books for entrepreneurs. Creator of "The Angel Accelerator". Taught entrepreneurship at multiple business schools.

We do this work because it is needed, because so few others are doing it, and because we love the core idea of making money while solving some of the big problems of the world, e.g. hunger and poverty.



Jumaane Tafawa Co-founder & Executive Director

20+ year expert on corporate growth, having started and grown multiple multi-hundred million-dollar African companies and also helped expand Fortune 1000 companies across the African continent. Harvard Kennedy MPA.

Pitch



Africa Eats is a mission-driven for-profit company...

 

Making a difference in
hunger and poverty
through for-profit companies
building the food/ag supply chain
in Africa



2

We aim to be a good, money making investment for our shareholders while at the same time lowering hunger and poverty across Africa. We do that by working with mission-driven for-profit companies that lessen hunger and poverty simply by operating their businesses.



Working with







21
companies
based in
8
countries

Specifically, 21 companies based in 8 countries (Kenya, Uganda, Tanzania, Rwanda, Zambia, Malawi, Ethiopia, Botswana, and Ghana) whose sales extend to the yellow countries too.

Fast-growing revenues



The companies we work with have fast-growing revenues. This is not representing Africa Eats SPC's revenue.

These were all tiny companies 10 years ago. In fact, most were founded after 2014. Yet by 2023 these companies had earned over $36 million in aggregate annual revenues.

How do they lower poverty? Most of these companies buy food grown by smallholder farmers. Typically doubling the income of those farmers. Thus the vast majority of that $36 million dollars ended up on the hands of farmers and their families. Millions of people are living better lives from all this growth.

Nearly all Profitable

These are profitable companies, with the occasional challenge that cause an unprofitable year





There are also all profitable companies. That isn't common for young, fast-growing companies. But these are companies whose business can be disrupted by drought, floods, and other weather, and as such a few each year are unprofitable.



Let's look at five companies to show off what we mean by "fast-growing"



Back in 2016, Ziweto Enterprise operated three small agrovet shops in rural Malawi, selling livestock medicines and vaccines to smallholder farmers. Ziweto is now the largest agrovet to smallholder farmers. Ziweto is now the largest agro-vet supplier in the country of Malawi. In 2022 Ziweto built an animal feed factory, to help feel those animals too. See **africaeats.com/ziweto-enterprise** for a 30-second video of one of their retail stores and **africaeats.com/visiting-ziweto-nutrition-solutions** for a video site visit of the new factory.



Back in 2019 Goldenpot helped a few hundred women smallholder farmers in Tanzania earn an income from farming maize and milling that maize into flour. Four years later the company creates incomes for thousands of farmers, still mostly growing maize, quite a lot milled into fortified maize flour, plus Goldenpot is the only domestic manufacturer of porridge and breakfast cereal in the country of Tanzania. See **africaeats.com/visiting-goldenpot** for a video site visit of the factory.



In 2017 Paniel Meat Processing was the fourth largest provider of sausage in Rwanda, all produced with one hand-cranked

sausage stuffing machine. Six years later the company is a major wholesaler and retailer of beef, chicken, and pork, with most of those animals raised by smallholder farmers, growing incomes while lowering protein deficiency (which is a huge malnutrition problem across Sub-Saharan Africa). See **africaeats.com/visiting-paniel-meat-processing-and-livestock-bank** for a video visit to PMP and Livestock Bank.


TRUK
The first & only food/ag logistics fleet in Rwanda
$6.4 million
(2023)
$2.2 million
(2022)
Spun out of PMP in 2020
Rwanda
Burundi
Democratic Republic of the Congo
Tanzania
Nairobi
Mombasa
Dar es Salaam
The trucks serving serve Rwanda plus imports/exports across Eastern Africa
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In the midst of the pandemic, the founder of PMP did something about the lack of refrigerated trucking and cold storage in Rwanda. He launched TRUK Rwanda to fill that gap, growing the company from nothing to over $6 million in annual revenues in less than four years. Bootstrapped until 2022. Profitable all but the first month. See **africaeats.com/truks-wide-reach**.


The largest fruit and vegetable aggregator in Tanzania operating a fleet of over 100 trucks
$14 million
(2023)
$1.1 million
(2017)
$100,000
(2013)
← Discovered in 2014

East Africa Foods has grown 140x over the last 10 years. It is far by the largest aggregator of fruits, vegetables, and grains in Tanzania, with a fleet of over 100 trucks gathering food from

tens of thousands of smallholder farmers, and distributing that food in the largest cities in the country. **youtube.com/watch? v=VOR99AcYUaM** is a long video where EAF's founder pitched the company as the 2022 winner Africa Business Heroes.

The next step for these companies is the 💵 public stock market to fund more growth, including pan-African operations

The next step is to get the first of these companies listed on on African stock markets. That will let them raise the capital they need to keep up this high growth rate and keep growing their impacts. Some of that growth from expansion into neighboring countries. Africa is a huge continent. Larger than the US and Europe combined. While past performance is not a guarantee of future results, these companies could grow another 1,000x and still only be operating in a handful of countries.

Africa Eats SPC's role is to teach, guide, and prepare these companies through the listing process

This path to being public is being built by Africa Eats in partnership with a few of the existing African stock exchanges. Africa Eats' role in that partnership is to help the companies with the financial, legal, and governance required to be a public.

with the financial, legal, and governance required to be a public, listed company.

Africa Eats SPC is part of a multinational organization of companies with Africa Eats Ltd., domiciled in Mauritius, being the primary entity. Africa Eats SPC is a US domiciled company and operates as one of the service-providing entities within the Africa Eats multinational company. The funds from this Wefunder raise will be used to prep a handful of companies, such as the 21 listed above, for their public listing on the Stock Exchange of Mauritius. The investing arm of the multinational group makes money by owning the companies in the portfolio, but Africa Eats SPC itself makes money through being paid by the companies for assistance with the listing process.

And to providing access for investors to participate in the listings*, and to buy and sell shares post-listing



* Listings are planed for the Stock Market of Mauritius, tradable through a brokerage app



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Another partner is building an app so that Africa Eats shareholders can participate in this listing process too, buying the newly issued shares of these companies, and later buying and selling those shares on those African stock markets.

Management



Africa Eats is a lean organization, managed by a team of three:



Luni Libes
CEO/Chairman
Serial entrepreneur, investor, teacher, author, and inventor



Jumaane Tafawa
Executive Director
Expertise in corporate growth, specifically pan-African Growth



Lilian Nshangeki
Financial Analyst
Expertise in financial and operational management practices

All of the companies are run by teams of homegrown, African entreprenuers...



We have a great team at Africa Eats. It is purposefully an all African team, except for Luni. All of the companies are run by homegrown, African entrepreneurs, and HQ includes Lagos-based Jumaane Tafawa and Dar es Salaam-based Lily Nshangeki.

Proven & Measured Impacts




Doubling farmers' incomes & improving lives







The impacts spoken about earlier are researched, documented, and proven. See **africaeats.com/increasing-incomes-and-improving-lives** and **africaeats.com/increasing-incomes-and-improving-lives-ii** for two studies of smallholder farmers and their improved quality of life.

Raising $124,000
at $2.25/share
up from $1.00/share in the 2021 Wefunder fundraising

USE OF FUNDS:

- **Financial and governance training and guidance**
  - For the first three to-be-listed companies
  - All of those listings planned to be done February 2025

LIQUIDITY:

- **Listing of Africa Eats Ltd. (sister organization) is also planned within this same timeframe**
  - The plan is to offer Africa Eats SPC shareholders a 1:1 swap for publicly listed shares of Africa Eats Ltd., i.e. all shares purchased on Wefunder are planned to be converted to publicly tradable shares by February 2025.
  - The future share price to be determined by the public stock market

Why are we raising just $124,000? Because the use of funds is not to invest directly in these companies, but instead to invest in creating the path where they can be publicly listed companies. That is the path we believe leads to enough investment capital to end hunger and poverty on the whole African continent.

Just as the best time to plant is tree was 20 years ago, and the next best time is today. The best time to open this path to the public markets was 20 years ago, and the next best time is today.

In addition to helping those companies, this is also the path that lets Africa Eats' investors make money, as Africa Eats Ltd will be listing too. Africa Eats SPC shareholders will be able to convert their shares to those publicly listed shares of Africa Eats Ltd. That is true for the Wefunder investors back in 2021, who paid $1.00/share. That is true for this fundraising, where the price has more than doubled to $2.25.

Prices for public companies are set by the public markets so we can't guarantee another doubling in the next three years, but that is our goal. And then more and more doublings after that. What we can promise is that once African Eats is listed, shareholders can sell when they choose to sell, or hold for the next 100 years.

